Drifter Spirits - Avua Cachaca

Alcohol   Cocktails   Hospitality   Distillery

Craft spirits brand portfolio company and sales engine for the US and Europe

🐦 ⓕ ⓘ DRIFTERSPIRITS.COM BROOKLYN NEW YORK





The two co-founders became passionate about cachaca, the native spirit in Brazil in 2013. After launching and growing Avua to the category go-to, they realized that the larger asset was the distribution through the largest distributors in the US and decided to add other high quality brands starting with a successful launch of Svol Aquavit in 2019.

Peter Nevenglosky President @ Drifter Spirits - Avua Cachaca

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Why you may want to support us...

1 Achieved revenues of $1,303,426 in 2019

2 On premise spirits sales experts that will grow into a $10MM company in 5 years with smart portfolio growth

3 Deep relationships top bars, restaurants and hotels as well as national accounts like MGM Resorts, Jose Andres and Nomad

4 Represents leading brands Avua Cachaca, Svol Aquavit and Gagliardo Bitter Radicale

5 New brands in the works for 2021 and beyond in broader categories like tequila and gin

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Peter Nevenglosky
President
Former brand manager and innovation specialist for Red Bull and Dannon. MBA NYU 2009.


 **Nathan Whitehouse**



CEO

Former attorney in finance at Goldman Sachs with a JD from George Washington University





Gable Erenzo

Advisory Board Member

Founder of Hudson Whiskey and Tuthiltown Distillery which was recently sold to William Grant. Owner Gardiner Mercantile.

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Some of our investors

WE'VE RAISED $1,707,387 FROM 223+ INVESTORS SINCE OUR FOUNDING



Josh Morton

Owner/Founder of Barrow's Intense Ginger Liqueur





Michael Glickman

Born and raised in NY and a life long entrepreneur with a strong marketing background. Founder at LIQS Cocktail Shots.





Matthew T Sorensen

Investor. Long emerging markets, real estate,

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In the news



Downloads

📄 Drifter Financing Deck Wefunder 3.27.20 1 .pdf

Drifter Spirits is a unique route to market for craft spirits

Drifter is a portfolio of global spirits for the modern bar.

We scour the world for historically relevant, uniquely crafted products for the modern bar. We use our strength in the on premise channel and key relationships with major national distributors and key bars, restaurant and hotels to build an efficient route to market.

In the rapidly growing craft spirit space we serve as the sales and marketing agency and route to market for Avua Cachaca (our lead brand that has over $1.3MM in sales in 2019), Svol Aquavit (launch in June 2019 to much fanfare and over $150k in revenue in 2019) and this summer Gagliardo Bitter Radicale (a 5th generation Italian producer).



DRIFTER

What is Avua Cachaca?

Cachaca has been Brazil's beloved spirit for over 500 years and is the third most consumed alcoholic spirit in the world. Avua Cachaca is single-sourced and pot distilled at a 3 generation farm about 4 hours from Rio, and comes in both 84 proof unaged Prata and the unique South American indigenous Amburana wood aged expression.

Our mission is to challenge the perception of the cachaca category as a one-trick caipirinha pony to an artisanal product that expresses the 500 years of traditional production in Brasil. The brand has $1,369,000 in rolling Total Sales March 1, 2019 to March 1, 2020.



avuá
CACHAÇA
PRATA
avuá
CACHAÇA
STILL STRENGTH
avuá
CACHAÇA
OAK
avuá
CACHAÇA
AMBURANA
avuá
CACHAÇA
JEQUITIBA ROSA
avuá
CACHAÇA
TAPINHOÃ
avuá
CACHAÇA
BÁLSAMO

What is Svol Aquavit?

Svol is taking a thoughtful gin-inspired approach to a centuries-old Scandinavian spirit. We worked with Gunnar Gislasson chef/owner of Dill in Iceland and Jonas Andersen of Agern & Great Northern Food Hall on botanicals, souring and blending. Allen Katz and the NY Distilling team is our production partner with their great expertise in botanical distillation. We are excited to share with you our first two marks inspired by the traditions of Denmark and Sweden.

Svol sold $153,000 in revenues in only a half year of launch - ahead of initial sales for Avua in a category that bartenders are rapidly growing more interested in. Our aim is to be the leader in the category as it grows in the US and Europe with great cocktail placements in key bars, restaurants and hotels around the world.


The New York Times
FRONT BURNER
Skal! Scandinavian Spirits From New York
Two spirits from the chef Gunnar Gislason and New York Distilling Co. showcase the flavors of Sweden and Denmark.
Svöl
Svöl
Sonny Figueroa/The New York Times

What is Galgiardo Bitter Radicale?

The Gagliardo range will launch this summer with a liqueur range from a 5th Generation grappa distiller who re-discovered old family recipes. The range includes:

• A Campari fighter in the Bitter Radicale with a long and strong bitter taste and aftertaste using the least sugar quantity as possible.

• Italian Orange liqueur is the only of its kind in the market

• Fernet Radicale which is a lighter more round version of the style

Planned launch in Q3 of 2020 in key markets in the US – already approved by our two biggest distributors for launch.


Gagliardo
Bitter Radicale

Investor Q&A

— COLLAPSE ALL

What does your company do? ⌄

Produce, market and sell craft spirits across 42 states in the US and 7 countries in Europe. The portfolio includes Avua Cachaca (Brazilian sugar cane spirit) launched in 2013, Svol Aquavit (Scandinavian botanical spirit) launched in 2019, and soon Gagliardo Bitter Radicale (Italian liqueur range).

Where will your company be in 5 years? ⌄

The market for craft spirits, a $189B market has been rapidly growing. As a nimble supplier with the dominant player in niche categories, we can use our route to market to build to a mid-sized spirits supplier with a portfolio of 8-10 quality brands that we will scale to >$10MM in revenue top-line and >$2MM in net income.

Why did you choose this idea? ⌄

The two co-founders became passionate about cachaca, the native spirit in Brazil in 2013. After launching and growing Avua to the category go-to, they realized that the larger asset was the distribution through the largest distributors in the US and decided to add other high quality brands starting with a successful launch of Svol Aquavit in 2019.

What's new about what you're making? How is it different? ⌄

One of the first to release native Brazilian wood-aged cachaca with a resolute focus on craft, we have a combination of category-leading product and entrancing consumer brand focused on 1950's Rio de Janeiro - bossa nova, Pan Am flights, and Copacabana beach exploding. This has allowed us to build outsize influence in the on premise channels and with key national distributors for other products in the Drifter portfolio.

How big is the market? ⌄

Spirits is a $189B market in the US with its ninth straight year of growth, and craft spirits has been growing rapidly as a percentage of value, from 1.4% in 2012 to 4.6% in 2017. There remains a huge opportunity for craft spirits if you look at craft beer which is now 15% of beer value.

Who are your competitors? How are you different? ⌄

We have a number of smaller competitors with different portfolios, ranging from Samson and Surrey and Maison Ferrand on the larger side, to smaller players like Back Bar Brands. The space is growing quickly with few scaled smaller to mid-size players, and thus we think we can take advantage of this with strong commercial sales, trade marketing, and brand creation skills.

What do you understand about your business that others don't get? ⌄

Branding, product, and communication, as well as old-fashioned shoe leather, are the formulas to winning. Our founders travel almost 365 days a year educating the market on the category and the product, as well has have superior market and product to our competitors, which the results can be seen.

How will you make money? ⌄

We are already making money, with $1.3m in revenue in 2019 and profitable in 2018.

What's your biggest risk? What keeps you up at night? ⌄

The largest risk is that our market may collapse due to COVID, causing points of distribution to diminish and thus reducing our ability to sell to on-premise account universe.

How do you acquire customers? ⌄

Customer acquisition largely happens due to "trade-focused" marketing; i.e. being a favorite of the rapidly growing craft cocktail community. We largely focus on developing direct relationships with influence-leading bartenders, as well as utilizing the power of our extensive distribution network.

What's your cash flow? ⌄

Present cash on hand includes approximately $10,000.00 with $150,000 in short term accounts receivable.   The medium term prospects look positive; however, the unexpected COVID pandemic has had a severe impact on the short term of the business. We anticipate a slow near term growth back and then a large upside to the portfolio model.